Exhibit (c)(2)(E)

EXHIBIT99(c)(2)(E)

Project Storage Marketing Update for the Special Committee

April 14, 2004

Strictly Private and Confidential

Home Products International, Inc. Status Update Prospective Buyer Comments

HIG/Sun Capital Communicated proposal to Third Avenue on Monday April 5th

As of 4/14, have traded calls and HIG/Sun will be returing David Barse’s call of yesterday today.

Current proposal includes increased coupon (100 bp-PIK), 10% equity ownership in new entity, purchase price for the common shares of $ 1.75

Charlesbank Capital Joe Ganz, an ex-Home Products Director, spoke to Third Avenue late last week

Characterized Third Avenue’s attitude as “not energetic”

Lifetime Hoan Third Avenue is aware of Lifetime Hoan’s interest

Conversation should take place this week

Lifetime Hoan has mentioned that a possible proposal could include use of Lifetime Hoan’s stock as transaction currency

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